Exhibit 99.1

Annual General Meeting

The Registrant hereby announces that at the Annual General Meeting of shareholders held on December 15, 2022, the following resolutions were adopted:

1.

To elect each of the following to serve as a director on the Company’s Board of Directors for the term listed below, and until his successor has been duly elected and qualified:

a. Mr. Ziv Dekel, for a term of 3 years;

b. Mr. Yaron Eldad, for a term of 1 year; and

c. Mr. Eyal Cohen, for a term of 3 years.

2.	To approve an increase of the Company’s authorized share capital.

3.	To approve the grant of options to the CEO.

4.	To approve an increase of the number of Ordinary Shares available for issuance under the 2003 Israeli Share Option Plan.

5.	To appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s Independent Auditors for the year ending December 31, 2022, and for such additional period until the next annual general meeting of shareholders.

For additional details please refer to the proxy statement filed under Form 6-K on November 3, 2022.